82-4337

02 SEP 11 AM 9:36

Zero Hora - Editora Jornalística S.A.

Financial Statements at December 31, 2001 and 2000 and June 30, 2002 and 2001 and Report of Independent Accountants

SUPPL

PROCESSED
SEP 20 2002
THOMSON FINANCIAL

9/18

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Rua General Bento Martins, 24 8º
90010-080 Porto Alegre, RS - Brasil
Caixa Postal 2178
Telefone (51) 3212-2311
Fax (51) 3212-5211

Report of Independent Accountants

August 2, 2002

To the Board of Directors and Stockholders
Zero Hora - Editora Jornalística S.A.

1 We have audited the accompanying balance sheets of Zero Hora - Editora Jornalística S.A. as of December 31, 2001 and 2000, and the related statements of operations, of changes in stockholders' equity and of changes in financial position for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements.

2 We conducted our audits in accordance with Brazilian approved auditing standards which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audits taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the company, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

PRICEWATERHOUSECOOPERS

August 2, 2002
Zero Hora - Editora Jornalística S.A.

3 As mentioned in Note 17 to the financial statements, the company decided to defer recognition of the foreign exchange loss for the quarter ended March 31, 1999 and the year ended December 31, 2001. Although permitted by Provisional Measure no. 1818 dated March 25, 1999, which was later converted into Law 9816 dated August 23, 1999, and by Provisional Measure no. 3 dated September 26, 2001, the deferred recognition is not in accordance with accounting principles generally accepted in Brazil, which require the recognition of exchange variations in the period in which they occur. As a consequence, the company's stockholders' equity as of December 31, 2001 and 2000 is overstated by R$ 16,900 thousand and R$ 12,890 thousand, respectively, and the losses for the years then ended are understated by R$ 4,010 thousand and overstated by R$ 12,441 thousand, respectively, net of the related tax effects.

4 In our opinion, except for the effects of the matter mentioned in paragraph 3, the financial statements audited by us present fairly, in all material respects, the financial position of Zero Hora - Editora Jornalística S.A. at December 31, 2001 and 2000, and the results of its operations, the changes in stockholders' equity and the changes in its financial position for the years then ended, in conformity with accounting principles generally accepted in Brazil.

5 We have also reviewed the accompanying financial statements of Zero Hora - Editora Jornalística S.A. as of and for the six-months periods ended June 30, 2002 and 2001. These financial statements are the responsibility of the company's management.

6 We conducted our reviews in accordance with standards approved by the Institute of Independent Auditors of Brazil (IBRACON). A review consists, principally, of applying analytical procedures to financial data and making inquires of persons responsible for financial and accounting matters regarding the criteria used to prepare the financial statements. A review does not represent an audit conducted in accordance with Brazilian approved auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

PRICEWATERHOUSECOOPERS

August 2, 2002
Zero Hora - Editora Jornalística S.A.

7 As mentioned in paragraph 3 above and Note 17 to the financial statements, the company decided to defer recognition of the foreign exchange losses for the quarter ended March 31, 1999 and the year ended December 31, 2001. As a consequence, the company's stockholders' equity as of June 30, 2002 is overstated by R$ 10,970 thousand, the stockholders' deficit as of June 30, 2001 is understated by R$ 8,944 thousand, and the losses for the six-months periods ended June, 30, 2002 and 2001 are overstated by R$ 5,930 thousand and R$ 3,946 thousand, respectively, net of the related tax effects.

8 Based on our reviews, except for the effects of the matter mentioned in paragraph 7, we are not aware of any material modifications that should made to the financial statements mentioned in paragraph 5 for them to be in conformity with accounting principles generally accepted in Brazil.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "S" RS

Carlos Alberto de Sousa
Partner
Contador CRC 1RJ056561/S-7 "S" RS

Zero Hora - Editora Jornalística S.A.

Balance Sheet
In thousands of Brazilian reais

Assets	December 31 2001	December 31 2000	June 30 2002 (Unaudited)	June 30 2001 (Unaudited)
Current assets				
Cash and cash equivalents (Note 4)	36,952	28,977	37,168	8,813
Accounts receivable				
Trade	32,794	35,307	35,267	31,001
Group companies (Note 6)	6,572		20,146	2,714
Inventories (Note 5)	11,704	19,247	12,047	16,285
Properties for sale	1,519	869	1,744	1,430
Other	7,251	6,303	10,351	6,738
	96,792	90,703	116,723	66,981
Long-term receivables				
Deferred income taxes	21,941	13,637	31,966	25,729
Group companies (Note 6)	638	687		658
Judicial deposits and fiscal incentives	6,428	5,355	5,732	5,262
	29,007	19,679	37,698	31,649
Permanent assets				
Investments (Note 7)	33,744	5,297	32,416	5,401
Property, plant and equipment (Note 8)	70,582	86,596	66,143	78,190
Deferred charges (Note 17)	26,504	20,854	17,393	15,359
	130,830	112,747	115,952	98,950
Total assets	256,629	223,129	270,373	197,580

Liabilities and stockholders' equity (deficit)	December 31 2001	December 31 2000	June 30 2002 (Unaudited)	June 30 2001 (Unaudited)
Current liabilities				
Accounts payable				
Trade (Note 9)	16,063	32,295	16,421	18,088
Group companies (Note 6)		8,758		
Loans (Note 10)	149,279	120,043	181,026	147,394
Salaries and social security contributions	11,030	9,143	9,759	8,960
Other taxes payable (Note 11)	1,321	6,308	1,510	4,160
Commissions and bonuses payable	2,622	3,517	2,513	2,326
Deferred subscription revenue	8,029	8,499	10,028	8,745
Other	1,329	4,395	3,006	2,427
	189,673	192,958	224,263	192,100
Long-term liabilities				
Trade accounts payable (Note 9)		236		
Loans (Note 10)	8,179	12,809	6,386	15,504
Provision for income taxes	1,133	1,770	878	1,433
Deferred income taxes	6,496	7,142	5,129	7,017
Advance for future capital increase (Note 6)	511	550	3,635	527
Accounts payable to stockholders (Note 6)			3,735	
Provision for contingencies (Note 15)	4,267	3,373	4,920	4,088
	20,586	25,880	24,683	28,569
Stockholders' equity (deficit) (Note 12)				
Capital	9,223	7,057	76,368	7,057
Capital reserve	67,502	2,322	357	2,322
Revaluation reserve	17,351	28,307	13,113	22,828
Accumulated losses	(47,706)	(33,395)	(68,411)	(55,296)
	46,370	4,291	21,427	(23,089)
Total liabilities and stockholders' equity (deficit)	256,629	223,129	270,373	197,580

The accompanying notes are an integral part of these financial statements.

Zero Hora - Editora Jornalística S.A.

Statement of Operations

In thousands of Brazilian reais, except per-share data

	Years ended December 31		Six-month periods ended June 30	
	2001	**2000**	**2002 (Unaudited)**	**2001 (Unaudited)**
Operating revenues				
Advertising	85,991	91,112	43,177	41,670
Classified advertisements	57,389	60,215	30,089	28,425
Circulation	41,909	42,534	19,158	23,081
Subscriptions	61,584	55,148	33,148	30,770
Other	7,147	6,007	4,530	3,253
Taxes on revenues	(9,366)	(9,271)	(4,673)	(4,648)
	244,654	245,745	125,429	122,551
Operating costs				
Raw materials	(58,529)	(65,799)	(20,460)	(29,662)
Personnel	(31,629)	(30,896)	(15,655)	(14,656)
Depreciation	(21,985)	(21,776)	(9,548)	(10,914)
Royalties	(8,343)	(8,308)	(4,216)	(4,183)
Other	(8,494)	(11,462)	(4,801)	(4,194)
	(128,980)	(138,241)	(54,680)	(63,609)
Gross profit	115,674	107,504	70,749	58,942
Operating income (expenses)				
Selling	(92,175)	(107,193)	(44,653)	(47,802)
General and administrative	(34,060)	(48,011)	(16,787)	(19,312)
Financial income	4,631	14,589	4,332	2,449
Financial expenses (Note 13)	(24,722)	(47,084)	(49,791)	(33,627)
Other, net	(39)	(8)	(14)	(12)
	(146,365)	(187,707)	(106,913)	(98,304)
Operating loss	(30,691)	(80,203)	(36,164)	(39,362)
Equity in the income (loss) of affiliate (Note 7)		186	(699)	
Non-operating income (expenses), net	(3,330)	(51)	280	(286)
Loss before taxes on income	(34,021)	(80,068)	(36,583)	(39,648)
Social contribution	2,193	7,155	3,305	3,480
Income tax	9,034	17,098	9,179	9,805
Loss	(22,794)	(55,815)	(24,099)	(26,363)
Loss per thousand shares at the end of the year/period - R$	(3,211.00)	(11,232.39)	(332.40)	(5,305.37)

The accompanying notes are an integral part of these financial statements.

Zero Hora - Editora Jornalística S.A.

Statement of Changes in Stockholders' Equity (Deficit)
In thousands of Brazilian reais

		Capital reserves			Revenue reserve		
	Capital	Fiscal incentives	Share premium	Revaluation reserve	Legal reserve	Retained earnings (accumulated losses)	Total
At January 1, 2000	4,211	2,310		39,263	750	15,198	61,732
Capital increase (Note 7(b))	2,846						2,846
Fiscal incentive investments		12					12
Realization of revaluation reserve				(10,956)		10,956	
Income taxes on realization of revaluation reserve (Note 14)						(2,531)	(2,531)
Reversal of income taxes on the price-level restatement of stockholders' equity accounts						(1,953)	(1,953)
Loss for the year						(55,815)	(55,815)
Transfer from legal reserve to absorb accumulated losses					(750)	750	
At December 31, 2000	7,057	2,322		28,307		(33,395)	4,291
Capital increase (Note 12(a))	2,166		65,180				67,346
Realization of revaluation reserve				(10,956)		10,956	
Income taxes on realization of revaluation reserve (Note 14)						(2,531)	(2,531)
Reversal of income taxes on the price-level restatement of stockholders' equity (deficit) accounts						58	58
Loss for the year						(22,794)	(22,794)
At December 31, 2001	9,223	2,322	65,180	17,351		(47,706)	46,370

Zero Hora - Editora Jornalística S.A.

Statement of Changes in Stockholders' Equity (Deficit)
In thousands of Brazilian reais

(continued)

		Capital reserves			Revenue reserve		
	Capital	Fiscal incentives	Share premium	Revaluation reserve	Legal reserve	Accumulated losses	Total
At January 1, 2002	9,223	2,322	65,180	17,351		(47,706)	46,370
Capital increase through capitalization of reserves (Unaudited)	67,145	(1,965)	(65,180)				
Realization of revaluation reserve (Unaudited)				(4,238)		4,238	
Income taxes on realization of revaluation reserve (Unaudited) (Note 14)						(844)	(844)
Loss for the period (Unaudited)						(24,099)	(24,099)
At June 30, 2002 (Unaudited)	76,368	357		13,113		(68,411)	21,427
At January 1, 2001	7,057	2,322		28,307		(33,395)	4,291
Realization of revaluation reserve (Unaudited)				(5,479)		5,479	
Income taxes on realization of revaluation reserve (Unaudited) (Note 14)						(1,266)	(1,266)
Reversal of income taxes on the price-level restatement of stockholders' equity (deficit) accounts (Unaudited)						249	249
Loss for the period (Unaudited)						(26,363)	(26,363)
At June 30, 2001 (Unaudited)	7,057	2,322		22,828		(55,296)	(23,089)

The accompanying notes are an integral part of these financial statements.

Zero Hora - Editora Jornalística S.A.

Statement of Changes in Financial Position

In thousands of Brazilian reais

	Years ended December 31		Six-month periods ended June 31	
	2001	**2000**	**2002 (Unaudited)**	**2001 (Unaudited)**
Financial resources were provided by:				
Loss for the year/period	(22,794)	(55,815)	(24,099)	(26,363)
Expenses (income) not affecting working capital:				
Deferred and long-term provision for income taxes	(9,529)	(17,375)	(11,647)	(12,305)
Income taxes on realization of revaluation reserve	(2,531)	(2,531)	(844)	(1,266)
Provision for contingencies	894	(2,572)	653	715
Equity in the income of affiliate		(186)	699	
Provision for losses in investments	3,013			
Depreciation and amortization	39,818	39,705	18,576	16,929
Net book value of permanent asset disposals	1,834	2,839	791	1,386
	10,705	(35,935)	(15,871)	(20,904)
Financial resources used in operations		35,935	15,871	20,904
Decrease in long-term receivables		1,089	1,334	122
Increase in long-term liabilities			2,148	2,459
Increase (decrease) in advance for future capital increase	(39)	550	3,124	(23)
Share premium	65,180			
Capital increase	2,166	2,846		
Total funds provided	78,012	4,485	6,606	2,558
Financial resources were used for:				
Operations		35,935	15,871	20,904
Increase in long-term receivables	1,024			
Investments	31,857	877	38	104
Property, plant and equipment	5,860	11,732	5,356	3,894
Deferred charges	25,031	975		520
Decrease in long-term liabilities	4,866	5,720		
Total funds used	68,638	55,239	21,265	25,422
Increase (decrease) in working capital	9,374	(50,754)	(14,659)	(22,864)
Current assets				
At the end of the year/period	96,792	90,703	116,723	66,981
At the beginning of the year/period	90,703	111,530	96,792	90,703
	6,089	(20,827)	19,931	(23,722)
Current liabilities				
At the end of the year/period	189,673	192,958	224,263	192,100
At the beginning of the year/period	192,958	163,031	189,673	192,958
	(3,285)	29,927	34,590	(858)
Increase (decrease) in working capital	9,374	(50,754)	(14,659)	(22,864)

The accompanying notes are an integral part of these financial statements.

1 Business

The company is owned by three family groups and is operated, together with other companies, as one integrated unit, the Rede Brasil Sul - RBS. The company is located in Porto Alegre, in the State of Rio Grande do Sul, Brazil, and is engaged in newspaper publishing and distribution (Zero Hora and Diário Gaúcho newspapers in Porto Alegre and Pioneiro newspaper in Caxias do Sul; Diário Catarinense newspaper in Florianópolis and Jornal de Santa Catarina newspaper in Blumenau, both in the State of Santa Catarina).

The Rede Brasil Sul - RBS Group includes companies operating in newspaper publishing, television and radio broadcasting, real estate, insurance brokerage, travel agency and other activities.

The Brazilian Federal Constitution establishes that foreign shareholders may own a maximum of 30% of the capital of newspaper publishing companies.

Income and expenses on transactions among the RBS Group companies are allocated among the companies that benefit from or incur the income and expenses using bases that may not necessarily be the same as those that would have been applied if the transactions had been made with unrelated parties.

On December 26, 1996, the company transferred all of its trademarks registered with the *Instituto Nacional de Propriedade Industrial - INPI* (National Industrial Patents Institute) to another RBS Group company, RBS Participações S.A., free of charge. RBS Participações S.A. has been collecting royalties on the company's net operating revenues, calculated at 3.5%.

In thousands of Brazilian reais, unless otherwise stated

2 Presentation of the Financial Statements

The accounting records of the company are maintained in accordance with Brazilian corporate and tax legislation, and the financial statements have been prepared therefrom, including certain adjustments to conform with accounting principles generally accepted in Brazil ("Brazilian GAAP"), which originally required the presentation of financial statements under the constant currency methodology, as a means of depicting more clearly the impacts of inflation on a company's financial information.

Under the constant currency methodology, all financial statement balances, including comparative balances from prior years, are presented in reais of constant purchasing power using as the basis for restatement the official index *Unidade Fiscal de Referência - UFIR* (Fiscal Unit of Reference) up to December 31, 1995 and the variation of the *Índice Geral de Preços - Mercado - IGP-M* (General Market Price Index) as from that date. The reported amounts of non-monetary assets, such as inventories and permanent assets, and stockholders' equity (deficit) include restatement as from the date of origin.

In 2001, Resolution 900 of the Federal Accountancy Council (CFC) established that the indexation of the accounts under the constant currency methodology should be suspended during periods of low inflation, i.e., when the cumulative inflation rate in a 36-month period is less than 100%. The company has therefore suspended the indexation in its financial statements as from September 30, 2001, and subsequent transactions are recorded at their historical amounts without indexation. Likewise, the comparative balances from prior years have been indexed to inflation only up to September 30, 2001.

The price-level restatement of financial statements for both statutory and tax purposes was abolished as from January 1, 1996, by Law 9249. Although the company's statutory accounting records as from January 1, 1996 do not reflect any price-level restatements of permanent assets and stockholders' equity (deficit) accounts, pro forma adjustments have been made to the financial statements to reflect these restatements through the constant currency methodology. These restatements no longer have any tax effects, but pro forma tax adjustments have been made to the financial statements to assure consistency with prior periods as well as to reflect future deferred tax effects, as explained in the following paragraph.

As from January 1, 1996, the full tax effect of the net restatement effect taken to income was recognized as a credit to income at the current tax rates, in order to maintain comparability with the prior periods. The deferred tax liability on the restatement of permanent assets has been shown as a long-term liability and is reversed to income as the restatement is realized through the disposal of investments and the depreciation or disposal of property, plant and equipment. On the other hand, the tax credit/debit arising from the restatement of stockholders' equity (deficit) accounts is reversed and charged to retained earnings since this amount does not represent an actual tax benefit (cost).

3 Significant Accounting Policies

(a) Determination of results of operations and current and long-term assets and liabilities

Results of operations are determined on the accrual basis and include gains and losses on monetary items, the restatement of non-monetary items, the adjustment to present value of significant fixed-rate trade accounts receivable and payable and, where applicable, the effects of adjustments of assets to market or net realizable values. Except as described in Note 17, net exchange gains and losses on foreign currency liabilities are recorded in financial expenses.

Revenues from advertising and classified advertisements are recorded when published.

Revenue from circulation relates to sales of newspapers at newsstands and street vendors and is recorded at the time the newspapers are sold to consumers.

Subscription revenue relates to sales of newspapers by subscription. Deferred subscription revenue, which represents amounts billed to customers in advance of newspaper deliveries, is appropriated to revenues over the term of the subscription.

Non-cash exchanges of advertising for services or goods are recorded at market value, both in revenues and expenses.

(b) Inventories

Inventories are stated at the average purchase cost, which is lower than net realizable value.

In thousands of Brazilian reais, unless otherwise stated

(c) Permanent assets

The investments in minor associated companies shown in Note 7 are stated at cost.

Property, plant and equipment are stated at cost plus the effects of revaluations of major items of machinery and equipment (Note 8). Depreciation of property, plant and equipment is computed on the straight-line method, at the rates shown in Note 8, which take into consideration the estimated useful lives of the assets.

Deferred charges include mainly the foreign exchange losses for the quarter ended March 31, 1999 and the year ended December 31, 2001 (Note 17), which will be amortized over a four-year period, or recognized upon the payment of the related liabilities, or offset against future foreign exchange gains arising from these liabilities.

(d) Income taxes

Income tax is calculated at the standard rate plus supplementary rates totaling 25%. Social contribution tax is calculated at the current rate applied to adjusted income before income tax (12% from May 1, 1999 through January 31, 2000 and 9% from February 1, 2000 through December 31, 2002). Deferred income taxes are calculated on temporary differences and tax loss carryforwards. Tax losses do not expire but may be used to offset only up to 30% of future taxable income in any year.

(e) Statements of operations, of changes in stockholders' equity (deficit) and of changes in financial position

During periods in which the indexation of balances under the constant currency methodology is applicable (see Note 2), the amounts presented in these statements are indexed as from the month they are recorded and are adjusted by purchasing power gains and losses on monetary items.

In thousands of Brazilian reais, unless otherwise stated

4 Cash and cash equivalents

Cash and cash equivalents at December 31, 2001 include R$ 36,726 (2000 - R$ 28,907; June 30, 2002 - R$ 36,926; June 30, 2001 - R$ 8,334) of short-term investments.

5 Inventories

	December 31		June 30	
	2001	2000	2002 (Unaudited)	2001 (Unaudited)
Newsprint	3,759	13,461	1,865	11,093
Maintenance materials	5,577	5,192	5,378	5,030
Fascicles (inserts), video-cassette tapes and compact discs (CD)	672	3,092	923	853
Provision for losses	(462)	(2,498)	(462)	(691)
Imports in transit (newsprint)	2,158		4,343	
	11,704	19,247	12,047	16,285

In thousands of Brazilian reais, unless otherwise stated

6 Related Party Transactions and Balances

	December 31				June 30			
	2001		2000		2002		2001	
	Assets (liabilities)	Income (expenses)	Assets (liabilities)	Income (expenses)	Assets (liabilities) (Unaudited)	Income (expenses) (Unaudited)	Assets (liabilities) (Unaudited)	Income (expenses) (Unaudited)
RBS Administração e Cobranças Ltda.								
Accounts receivable (payable) - Group companies	6,424		2,055		13,034		13,774	
Televisão Gaúcha S.A.								
Accounts receivable (payable) - Group companies	(48)		(39)		(44)		(185)	
Empresa Jornalística Pioneiro S.A.								
Accounts receivable (payable) - Group companies	40		31				47	
Long-term receivables - Group companies (advance for future capital increase)	638		687				658	
Caboparbs Participações S.A.								
Financial income				1,199				
Rádio Gaúcha S.A.								
Accounts receivable (payable) - Group companies			(1,081)		1		(1,087)	
Financial expense		(50)						(19)
RBS TV de Florianópolis S.A.								
Accounts receivable (payable) - Group companies			(7,874)				(7,912)	
Financial expense		(363)						(138)
RBS Participações S.A.								
Accounts receivable (payable) - Group companies	(756)		(782)		2,401		(681)	
Financial income				736		153		

In thousands of Brazilian reais, unless otherwise stated

	December 31				June 30			
	2001		2000		2002		2001	
	Assets (liabilities)	Income (expenses)	Assets (liabilities)	Income (expenses)	Assets (liabilities) (Unaudited)	Income (expenses) (Unaudited)	Assets (liabilities) (Unaudited)	Income (expenses) (Unaudited)
Televisão Imembuí S.A.								
Accounts receivable (payable) - Group companies			(336)				(338)	
Financial expense		(15)						(6)
Rádio e TV Caxias S.A.								
Accounts receivable (payable) - Group companies			(808)				(813)	
Financial expense		(37)						(14)
Rádio e TV Umbu Ltda.								
Accounts receivable (payable) - Group companies			(275)				(277)	
Financial expense		(13)						(5)
TV Coligadas de Santa Catarina S.A.								
Accounts receivable (payable) - Group companies			(572)				(575)	
Financial expense		(25)						(10)
RBS Marketing e Informática Ltda.								
Accounts receivable (payable) - Group companies	778		838		3,779		803	
RBS Corretora de Seguros Ltda.								
Accounts receivable - Group companies	93				97			
Financial income						4		
Agência RBS de Notícias Ltda.								
Accounts receivable - Group companies					878			
Other RBS Group companies								
Accounts receivable (payable) - Group companies	41		85				(42)	
General and administrative (reimbursement)		(9)						
Financial expense								(3)
Stockholders								
Long-term liabilities - Advance for future capital increase	(511)		(550)		(3,635)		(527)	
Long-term liabilities - Accounts payable					(3,735)			

In thousands of Brazilian reais, unless otherwise stated

(a) RBS Administração e Cobranças Ltda. is a group company which functions as a treasury department, carrying out all collections and making all payments on behalf of the companies of the RBS Group. The balances with this company bear no interest and are shown in current assets because the funds held by this company on behalf of the group companies are readily available.

(b) Loans to and from other related companies bear interest calculated at market rates. Advances for future capital increase bear no interest.

(c) The company, together with the other three main media companies of the RBS Group, has guaranteed the first and second tranches, amounting to US$ 50,000,000 and US$ 125,000,000, respectively, of a US$ 200,000,000 Global Medium-Term Notes Program issued by RBS Participações S.A. in December 1995 and in March 1997, with final maturity in 2003 and 2007. In connection with this Program, the company is required to observe certain negative covenants. All of these covenants are being observed.

Additionally, on April 25, 2002, the company, together with the other three main media companies of the RBS Group, guaranteed the interest rate swap contracted by RBS Participações S.A. in the notional amount of R$ 294,600 (equivalent to US$ 125,000,000 on that date) exchanging the U.S. dollar exchange variation for the interbank certificate of deposit (CDI) interest rate less 6.36% p.a. The due date of such contract is March 29, 2007.

(d) The company is also guarantor of Televisão Gaúcha S.A.'s lease agreement with unpaid installments in the amount of US$ 769,450 at December 31, 2001 (2000 - US$ 2,068,988; June 30, 2002 - US$ 119,681; June 30, 2001 - US$ 1,419,219) plus interest based on LIBOR plus 1.5% to 2.5%p.a., with final maturity in September 2002.

7 Investments

	December 31		June 30	
	2001	2000	2002 (Unaudited)	2001 (Unaudited)
Net Serviços de Comunicação S.A.	31,753		31,753	
Provision for losses	(3,013)		(3,013)	
Other investments	5,004	5,297	3,676	5,401
	33,744	5,297	32,416	5,401

In thousands of Brazilian reais, unless otherwise stated

(a) The investment in Net Serviços de Comunicação S.A. (formerly known as Globo Cabo S.A.) consists of 3,548,152 preferred shares, representing approximately 1% of the investee's total capital, acquired on August 24, 2001 from RBS Participações S.A. for R$ 31,753. This investment is stated at cost, less provision for estimated losses in the amount of R$ 3,013, representing the difference between cost and market value that management believes to be permanent.

The market value of the investment in Net Serviços de Comunicação S.A. at June 30, 2002, based on the quotation of that company's shares on the stock exchange, was approximately R$ 5,961. Management believes that the difference between the carrying value and the market value of this investment is not of a permanent nature, considering the recent measures adopted by the investee to extend its debt profile, increase its paid-in capital, and restructure its administrative processes, as well as historical global trends of value per subscriber observed in the market. Because of the uncertainties and volatility in the stock market, management will continue to monitor the market value of this investment and will complement the allowance for loss if a permanent loss of value is observed.

Net Serviços de Comunicação S.A. is a holding company for several subsidiary companies which operate cable and microwave TV systems in the main Brazilian cities.

(b) At December 31, 1999, the company held a 30% interest in Jornal de Santa Catarina S.A. (JSC), recorded under the cost method.

On August 16, 2000, the stockholders of the company and of JSC decided to unify the operations of the two companies by merging JSC into the company. The merger was based on an appraisal of statutory book value carried out by independent experts, as follows:

	July 31, 2000
Assets	7,485
Stockholders' equity	4,065

In thousands of Brazilian reais, unless otherwise stated

As a result of this transaction, the company recorded a gain of R$ 186 from the difference between the carrying value of the investment (cost method) and the company's share of JSC's stockholders' equity.

The company issued new shares in the amount of R$ 2,846 as payment for the 70% interest acquired.

(c) On April 18, 2002, the stockholders of the company and of Empresa Jornalística Pioneiro S.A. (Pioneiro) decided to unify the operations of the two companies by merging Pioneiro into the company. The company previously held a 9.31% interest in Pioneiro, recorded under the cost method. The merger was based on an appraisal of statutory book value carried out by independent experts, as follows:

	March 31, 2002
Assets	12,067
Stockholders' equity	4,346

As a result of this transaction, the company recorded a loss of R$ 699 from the difference between the carrying value of the investment (cost method) and the company's share of Pioneiro's stockholders' equity.

In thousands of Brazilian reais, unless otherwise stated

8 Property, Plant and Equipment

			December 31		June 30		
			2001	2000	2002	2001	
	Cost and revaluation	Accumulated depreciation	Net	Net	Net (Unaudited)	Net (Unaudited)	Annual depreciation rates - %
Land	128		128	94	508	128	
Buildings and structures	17,504	9,956	7,548	7,692	7,891	7,336	4 to 10
Installations	9,659	7,727	1,932	2,314	2,387	2,174	10
Machinery and equipment	191,902	137,599	54,303	70,175	49,255	63,090	10 to 40
Vehicles	2,049	1,518	531	671	442	660	20 to 33
Other	6,168	28	6,140	5,650	5,660	4,802	
	227,410	156,828	70,582	86,596	66,143	78,190	

In thousands of Brazilian reais, unless otherwise stated

On December 31, 1994 the company decided to revalue the major items of machinery and equipment based on an appraisal carried out by independent experts. Deferred tax effects on the revaluation increment are recorded upon realization of the reserve (Note 14).

On December 31, 1999 the company decided to revalue the printing presses and accessories purchased during the preceding three years, based on an appraisal carried out by independent experts. For tax purposes the revaluation increment was considered as realized, and the tax effects were fully recorded on this date in the 1999 statement of operations, together with the tax effects arising from the normal operations.

The details of this revaluation can be shown as following:

Replacement cost	48,670
Original cost, net of depreciation	(26,775)
Revaluation recorded	21,895
Income tax and social contribution recorded in 1999	7,225

9 Trade Accounts Payable

Trade accounts payable at December 31, 2001 include R$ 8,585 (2000 - R$ 26,734; June 30, 2002 - R$ 12,005; June 30, 2001 - R$ 13,790) payable to foreign suppliers and indexed to the U.S. dollar.

In thousands of Brazilian reais, unless otherwise stated

10 Loans

		December 31		June 30	
	Interest	**2001**	**2000**	**2002** (Unaudited)	**2001** (Unaudited)
Foreign currency US$ 67,771 thousand (2000 - US$ 62,984 thousand; June 30, 2002 - US$ 65,703 thousand; June 30, 2001 - US$ 68,346 thousand)	LIBOR plus 0.1% to 3.4% p.a.	157,255	132,585	186,887	162,567
Local currency		203	267	525	331
		157,458	132,852	187,412	162,898
Current liabilities		(149,279)	(120,043)	(181,026)	(147,394)
Long-term liabilities		8,179	12,809	6,386	15,504

Long-term loans fall due as follows:

	2001	2000	2002	2001
2002		5,388		5,082
2003	5,939	5,388	3,640	8,126
2004	2,240	2,033	2,746	2,296
	8,179	12,809	6,386	15,504

Loans are guaranteed by Maiojama Empreendimentos Imobiliários Ltda., a related company, and by Televisão Gaúcha S.A.

In thousands of Brazilian reais, unless otherwise stated

11 Other Taxes Payable

Balances include tax debts refinanced by the company under the *Programa de Recuperação Fiscal - REFIS* (Fiscal Recovery Program) launched by the Federal Government in April 2000, and which includes the option of using existing tax credits. The company decided to apply for this program, as permitted by Federal Law. As a consequence, the total federal tax debts, after being offset by accumulated tax credits acquired from third parties, were reduced by R$ 3,085, recorded as non-operating income, and were fully paid in 2001.

The due date to apply for this program was extended, and in August 2000 the company made an additional application to include some pending tax claims against the company amounting to R$ 8,430, which were partially settled with income tax losses and social contribution tax losses in the amounts of R$ 2,944 and R$ 1,526, respectively. The remaining balance was fully paid in 2001.

12 Stockholders' Equity

(a) Capital comprises common and preferred shares without par value:

	December 31		June 30	
	2001	2000	2002 (Unaudited)	2001 (Unaudited)
Common shares	4,969,112	4,969,112	50,750,000	4,969,112
Preferred shares	2,129,619		21,750,000	
	7,098,731	4,969,112	72,500,000	4,969,112

The stockholders are entitled to an annual dividend of not less than 25% of net income per the statutory financial statements, after appropriation to the legal reserve of an amount equivalent to 5% of the annual net income, up to the limit of 20% of capital, also per the statutory financial statements.

In thousands of Brazilian reais, unless otherwise stated

On August 24, 2001, the shareholders authorized another RBS Group company to subscribe 30% of the capital of the company in the amount of R$ 67,346, including a premium over book value of R$ 65,180.

(b) Law 9249 introduced as from 1996 an option for companies to calculate a nominal interest charge on capital invested and utilized in operations for the period (defined as total stockholders' equity less revaluation reserves) calculated on a pro rata basis based on the *Taxa de Juros de Longo Prazo - TJLP* (long-term interest rate). This charge, limited to 50% of the net income for the period or of retained earnings, is deductible for income tax purposes and social contribution, but is subject to 15% withholding tax; such interest amounts may be used to increase capital or be paid directly to stockholders either as interest or as prepayment of the minimum statutory dividend.

(c) The balance of accumulated losses in the company's statutory financial statements is reconciled to the balances in these financial statements as follows:

	December 31		June 30	
	2001	2000	2002 (Unaudited)	2001 (Unaudited)
Balances per statutory financial statements	(46,672)	(49,868)	(66,714)	(84,153)
Restatement of initial balances		(3,816)		(2,690)
Adjustments arising from the constant currency accounting methodology	9,068	11,033	7,337	10,918
Further adjustments to conform the financial statements to accounting principles generally accepted in Brazil	(10,102)	9,256	(9,034)	20,629
Balances in these financial statements	(47,706)	(33,395)	(68,411)	(55,296)

In thousands of Brazilian reais, unless otherwise stated

13 Financial Expenses

Financial expenses include R$ 12,424 (2000 - R$ 12,936; June 30, 2002 - R$ 5,215; June 30, 2001 - R$ 6,566) of interest and a loss of R$ 687 (including R$ 17,832 referring to the amortization of deferred charges (see Note 17))(2000 - R$ 21,919 loss (including R$ 27,538 referring to the amortization of deferred charges (see Note 17)); June 30, 2002 - R$ 41,502 loss (including R$ 7,901 referring to the amortization of deferred charges (see Note 17)); June 30, 2001 - R$ 21,469 loss (including R$ 4,897 referring to the amortization of deferred charges (see Note 17))) from monetary variations on bank loans. The monetary variation amounts consider the differences between the exchange variations on foreign currency loans and the inflation indices used to prepare the constant currency financial statements. Allocation of monetary gains and losses is subject to estimates made by management.

14 Deferred Tax on Revaluation Reserve

Accounting principles generally accepted in Brazil require the recognition of deferred tax liabilities on revaluations recorded as from July 1, 1995. This requirement was not applicable at the time the company recorded the revaluation of certain machinery and equipment in December 1994; the related unrecognized deferred income tax liability at December 31, 2001 amounts to R$ 807 (2000 - R$ 3,338; June 30, 2001 - R$ 2,109).

15 Contingencies

(a) The company is party to various civil lawsuits that have arisen in the ordinary course of its business, including actions for libel. Based on the opinion of the in-house legal counsel, management does not believe that any litigation pending against the company will have a material adverse effect on its business or financial condition.

(b) The company is the defendant in certain labor and tax suits. Provisions for estimated probable losses from contingencies have been recorded based on the opinions of external and in-house legal advisors.

In thousands of Brazilian reais, unless otherwise stated

16 Pension Fund

The companies in the RBS Group (the "Sponsors") have formed RBS Prev-Sociedade Previdenciária, a private pension fund (the "Fund"), to provide employees with supplementary pension and disability benefits, in addition to those paid by the National Social Security System. The Fund was approved by the Ministry of Social Security in October 1996 and was implemented as from January 1997.

The Fund is a defined contribution plan, with contributions from Sponsors and participants calculated based on variable amounts and percentages at the option of each participant. The normal contributions of the Sponsors are calculated on the basic contribution of the participants at rates of up to 300% depending on the participant's age. Past service benefits will be funded by the Sponsors over twenty years through monthly payments adjusted by the *Índice Nacional de Preços ao Consumidor - INPC* (National Consumer Price Index). These contributions will automatically cease when the participant terminates employment for any reason, reaches retirement age, dies or becomes disabled.

Furthermore, the Sponsors may opt to make additional contributions at any time, and the normal and additional contributions may be revised by the participants and Sponsors in February of each year. The Sponsors may also temporarily reduce or suspend their contributions, maintaining only those necessary to cover the benefits already accrued to the participants or their beneficiaries.

The sponsors do not have any responsibility to guarantee the minimum level of the benefits to the participants when they terminate their employment.

The company's contributions in the year ended December 31, 2001 amounted to R$ 1,450 (2000 - R$ 1,331; June 30, 2002 - R$ 726; June 30, 2001 - R$ 734).

The Fund's financial statements at December 31, 2001 and 2000 were examined by independent accountants, and the actuarial reserves were determined by an actuary. The independent accountants issued unqualified opinions on those financial statements.

In thousands of Brazilian reais, unless otherwise stated

17 Deferred Charges

In 1999, the company decided to defer recognition of the R$ 47,347 foreign exchange loss for the quarter ended March 31, 1999, as permitted by Provisional Measure no. 1818 dated March 25, 1999, which was later converted into Law 9816 dated August 23, 1999, and Deliberation CVM no. 294 dated March 26, 1999. As of December 31, 2001, the exchange loss deferred by the company amounts to R$ 7,573 (2000 - R$ 19,531; June 30, 2002 - R$ 1,594; June 30, 2001 - R$ 13,552), net of the related amortization.

In 2001, the company decided to defer recognition of the R$ 24,044 foreign exchange loss for the year ended December 31, 2001, as permitted by Provisional Measure no. 3 dated September 21, 2001. As of December 31, 2001, the exchange loss deferred by the company amounts to R$ 18,033 (June 30, 2002 - R$ 15,027), net of the related amortization.

* * *